Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

December 11, 2013

VIA EDGAR AND BY EMAIL

Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Altisource Residential Corporation

Amendment No. 1 to Registration Statement on

Form S-11 (File No. 333-192422)

Dear Mr. Kluck:

On behalf of our client, Altisource Residential Corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on November 20, 2013.

The changes reflected in the Amendment include those made in response to the comment (the “Comment”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 11, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below is the Company’s response to the Comment. For the Staff’s convenience, the Company has restated the Comment in this letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Amendment. All references to page numbers and captions (other than those in the Staff’s Comment) correspond to the page numbers and captions in the Amendment.

Tom Kluck

Securities and Exchange Commission

December 11, 2013

2. Mortgage Loans at Fair Value, page F-20

1.	We note that you have recognized unrealized gains on mortgage loans primarily from the accretion of acquisition discounts and from the transfers of loans to REO. In your next amendment, please provide more detailed disclosure of your accounting for the valuation of loans and the related discounts at the acquisition date, and the impact that has on your unrealized gains. Additionally, please tell us how you determined that broker price opinions are an appropriate indicator of fair value for your loans converted to REO and if you use additional inputs to determine these values. To the extent you rely on broker price opinions, please discuss their limitations.

The Company has revised the disclosure on pages 20 and 61 and in Footnote 2 on page F-8 in response to the Staff’s Comment.

The Company advises the Staff that it believes broker price opinions (“BPOs”) reflect an appropriate measurement of fair value because they provide a recent assessment of a property by a licensed professional who regularly conducts business in the geographic area where the property is located. BPOs include comparable listings and incorporate a review of recent comparable completed sales that provide a basis for determining value. In determining that BPOs are an appropriate indicator of fair value for the Company’s assets, the Company also relies on the extensive use of BPOs by loan servicers and other mortgage loan investors in determining fair value. Moreover, at the time of foreclosure or conversion of the mortgage loan into REO, access to the underlying property is often not feasible because of the occupied status of the property, the property being subject to a redemption period and home owner association restrictions, among other factors. The Company does not use any additional inputs as indicators of the fair value of its loans converted to REO.

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Please telephone the undersigned at (212) 310-8870 if you have any questions or need additional information.

Sincerely,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:

Kenneth D. Najour

Stephen H. Gray

Altisource Residential Corporation

c/o Altisource Asset Management Corporation

402 Strand Street

Frederiksted, United States Virgin Islands 00840-3531

Folake Ayoola

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Myles Pollin

James O’Connor

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019